THERMWOOD
                              1995 ANNUAL REPORT







          "Our Unique Approach to Expanding Machine Tool Markets is Yielding Growth and Profitability"

































SELECTED FINANCIAL DATA
-----------------------
Operations for the years ended July 31 (in thousands except per share data)

                              1995     1994     1993      1992      1991
                            ----------------------------------------------
Sales, less commissions     $ 12,314 $  9,985 $ 10,825  $  7,508  $  8,536

Gross Profit                   4,786    3,579    2,173     1,592     3,103

Earnings (loss) from
 continuing operations         2,350      136   (1,394)   (1,768)      (88)

Net earnings (loss)         $  2,350 $    208 $ (1,360) $ (1,928) $   (151)

Net earnings (loss) per
 common and common
  equivalent share:
   Primary                     $0.38 $   0.00 $  (0.27) $  (0.40) $  (0.03)

  Assuming full dilution       $0.30 $   0.00 $  (0.27) $  (0.40) $  (0.03)

Weighted average number
 of shares:
  Primary                      5,187    5,150    5,054     4,862     4,862

  Assuming full dilution       7,257    5,150    5,054     4,862     4,862

Cash dividends declared
  per common share                --       --       --        --        --

Financial position at July 31:

                              1995     1994     1993      1992      1991
                            ----------------------------------------------
Total assets                $7,527   $5,418   $6,928    $6,781    $7,363

Working capital              2,811    1,706    1,291      (939)    1,257

Long-term obligations        1,870    1,862    5,711     2,559     2,732

Shareholders' equity
 (deficit)                   3,437    1,456   (1,985)     (912)    1,016





Thermwood Corporation is...
---------------------------
a high technology manufacturing company that supplies a line of computer controlled machine tools to the woodworking and plastics industries. Thermwood machines produce door and drawer fronts, furniture parts, desk and table tops, store fixture parts, van and motor home parts and a variety of other components for the wood processing industry. Some plastic processes require that parts be trimmed or machined after they are molded. Thermwood machines automatically trim and machine these parts in three dimensions.

Its primary competitive tool is...
----------------------------------
value. Thermwood strives to provide the highest level of technical capability at the lowest possible price. Simultaneous programs are in place to both increase product performance and reduce manufacturing costs over time. Both programs have been successful over the past year with the introduction of new technical features and reductions in base prices of its machines. To achieve these goals, Thermwood designs and builds all major components of its product including a highly advanced CNC (computer) control system and patented high speed machining heads.

Sales and profits are both...
-----------------------------
up. A restructured product line and aggressive marketing approach have resulted in a 23% increase in net sales to $12.3 million this year. Earnings, including certain tax benefits reached $2.3 million or $0.30 a share this year, assuming full dilution. Gross profits rose 34%, operating income increased 171% and earnings from continuing operations before income taxes rose 737%.

Thermwood's stock price...
--------------------------
has started to reflect this success. Investing in Thermwood is investing in the philosophy of providing the customer with the best possible product at the lowest possible price, of keeping costs low, and of rewarding employees only when the company is profitable. Thermwood's top management are major shareholders in the company.


REPORT BY THE CHAIRMAN AND CHIEF EXECUTIVE
------------------------------------------
Dear Fellow Shareholders:

I am happy to report that Fiscal 1995 produced record sales and earnings. In 1994 we restructured both the company and the entire product line. Fiscal 1994 proved to be a turnaround year and although revenue declined, the year was profitable. During 1995, the new product line took root and began to grow. Revenue increased 26% to $13,828,318 and net income before income taxes increased 737% to $1,139,794. These are the best sales and earnings in our 26 year history.

(revenue for quarter ended - bar graph)

A deferred tax benefit recognized in 1995 contributed to the increase. This added an additional $1,210,000 to net income resulting in a total net income, including tax benefits of $2,349,794.

(earnings for quarter ended - bar graph)

Primary earnings per share were 38 cents calculated on 5.2 million common and common equivalent shares and were 30 cents, assuming full dilution. Before distribution of the preferred dividend, primary earnings per share for 1995 were 45 cents including tax benefit, and 22 cents not including the tax benefits compared to 1994 earnings per share of 4 cents.

Shareholders' equity at July 31, 1995, was $3.4 million, compared with $1.5 million at July 31, 1994 and a shareholders' deficit of nearly $2 million at the end of 1993.

(shareholder's equity - bar graph)

During the year we maintained two major programs within the company. The first is an ongoing effort to reduce manufacturing costs. Production methods were modernized and restructured. A large horizontal machining center with a 52 position automatic tool changer was installed. Controlled by a Thermwood 91000 SuperControl, this machine reduced component costs on every machine produced. Other modern equipment was added to the factory and when combined with a program to reduce labor costs through hundreds of incremental improvements, productivity increased. By February, we were able to reduce the base price of Thermwood machines by 5 to 10% while maintaining profit margins. We believe that this is one of the major reasons revenue increased during the year.

(operating margins for the quarter ended - bar graph)

As the year ended, we placed into service a large vertical machining center built by Thermwood to aerospace standards. This machine is capable of machining and grinding parts up to ten foot wide and twenty five foot long. We believe it is the largest production machine in our industry and expect it to contribute toward further reductions in manufacturing costs.

One indication of the success of this program is that we were able to produce and ship 45% more machines in the fourth quarter versus the first quarter with only three additional employees.

The second major program at Thermwood is a continuing effort to increase the performance and technical capability of the product line. During 1995, we introduced over a dozen new technical features and options for our equipment.

Near the end of the year, we added the ability to perform three dimensional wood carving to all woodworking machines. This technology included a new method of developing the complex program needed for wood carving. This new method allows anyone to create carving programs. The carving robots currently offered by Thermwood require a skilled carver to program. We expect that the new technology will replace the current carving robot and may open up new markets for our equipment.

We are investigating the possibility of establishing a marketing and sales effort in Europe. We believe that a market exists in Western Europe for our products and that marketing tactics and strategies similar to those that have been successful in the U.S. will also yield good results from Europe. The exact structure of our European export effort has not been finalized, however, it is hoped that shipments into Europe will begin during fiscal 1996.

We have reported the best profit year in our history on a 26% increase in revenue. To continue this growth we are focusing on several areas. Lower prices and more technical features should increase market share and provide growth from current markets. The new wood carving technology should open up new applications in our current markets, and finally, exports to Europe should open up new markets for our current products.

At the end of 1996, I look forward to reporting to you even better results than a very good 1995.

                                      Sincerely yours,

                                      /s/ K.J.Susnjara


OPERATIONS
----------

Helping Customers Become Productive
-----------------------------------
Thermwood builds computer controlled machines which reduce labor and increase productivity. They are used primarily in two industries, woodworking and plastics.

In the woodworking industry, our machines are commonly used to route, shape and drill wood panels. These parts are used as the sides and tops of furniture, as doors, drawer fronts and internal parts. Other machines make frames for upolstered furniture or parts for store fixtures and displays. Machines are also used to make interior parts of motor homes and boats.

CNC machines, of the type Thermwood builds, are becoming the accepted way of producing these parts. The alternative is to use single purpose manual machines. Although these machines are very productive, they can take an hour or more to set up and generally complete only a single job. In today's competitive world, individual production runs have become very small. It is not uncommon for up to 85% of a production day to be spent setting up manual machines.

CNC machines, on the other hand, can change from job to job in a couple of minutes. They result in increased production volume, lower overall cost and in many cases they are the only way our customer can compete and survive.

In the plastics industry, the thermoforming process forms parts from heated sheets of plastic material. The part must then be trimmed from the unformed part of the sheet. Other holes or machining may also be required.

Thermwood's five axis trimming machines are commonly used to automatically perform this three dimensional machining.

Without a computer controlled machine, this trimming job is generally done manually using a knife or small hand router and guide fixtures. This is generally slow, expensive and results in inconsistent quality. Add to this injuries, including repetitive motion injury and you can see why most thermoformers are rapidly adopting automated trimming machines.

Thermwood's five axis machines are also used to trim parts produced by other plastic processes including laid up fiberglass and blow molding.

Within the last year or so, Thermwood machines have also been used to produce wood patterns and molds for the plastics industry. Normally, these are designed on a CAD/CAM system and a Thermwood machine executes the resulting program to produce the pattern or mold.

The scanning technology which is used to create wood carving programs may also find applications in producing molds or patterns from samples in the plastics industry.

Our Approach to Technology
--------------------------
Thermwood management believes that it is necessary to design and manufacture all major components of its product including the computer control system and router heads. This provides two major benefits. First, costs are lower than comparable components purchased from third party vendors. This can provide one cost advantage over competitors who purchase rather than build major components. But, more important, technical features important to our market, but not available from commercial components, can be included.

In addition to major components, Thermwood attempts to use technical innovation to improve performance and reduce costs in all areas of machine design. It is policy to attempt to obtain patent protection on all technical innovations which improve performance or reduce manufacturing costs of our product line.

Our Product Line
----------------
The Model 40 is a low cost machine able to machine parts up to 5 foot by 5 foot. It is used for most wood applications and is popular with smaller companies because it is a small size and low cost machine that is easy to learn.

The Model 42 is similar to the Model 40 except it has two 5 foot by 5 foot tables. It is commonly equipped with two or more heads and is used by larger companies for more complex or higher volume production.

The Model 53 has a 5 foot by 10 foot table. Because the table doesn't move, it is ideal for machining parts from large sheets of plywood. It can be equipped with a system which automatically loads and unloads. It is commonly used to machine parts for upholstered furniture, boats and recreational vehicles.

The Model 67 is our most popular plastic trimming machine. Available in 5 foot by 5 foot, 5 foot by 10 foot and dual 5 foot by 5 foot tables, it is used for trimming a wide variety of plastic parts from computer parts to toys.

The Model 70 is intended for heavy duty plastic and aluminum machining. Table sizes of 5 foot by 10 foot, 10 foot by 10 foot and 10 foot by 15 foot are available. The Model 70 is commonly used to machine parts such as pickup truck bed liners, recreational vehicle bodies, boat hulls and sports equipment covers.

OUR MARKETING APPROACH
----------------------
Our approach to marketing is similar to the approach used to sell personal computers. Unlike our competitors, our advertising and product literature contains complete information on each machine and option, including price. We focus on value, good performance and low price.

A separate product brochure, including available options and complete pricing is printed for each machine model. Since conventional layout and printing would be both price and time prohibitive, Thermwood makes extensive use of internal desktop publishing.

Literature is developed or modified using advanced graphics software and powerful computers. Masters are printed on a high quality photo realistic printer and the final brochure is printed as needed on a high quality color duplicator.

Costs are kept low, literature can be changed as needed, and the cost of obsolete printed material has been all but eliminated.

Our Approach to Service
-----------------------
Management believes that technical service and customer support are essential in our markets. Thermwood operates a separate division, the Technical Services Division, to provide these essential services. Services available include customer training, installation assistance, production assistance including custom programming, spare parts and field service. In addition, the Technical Service Division operates a toll free "help line" which provides free assistance to any company that owns a Thermwood machine.

Management also believes that the best way to compete with used machines is to keep the price of used machines as high as possible. For this reason, Thermwood attempts to supply current capabilities and performance to older machines through a series of upgrade, enhancement and modification programs. A company that buys a used Thermwood machine can purchase full Technical Service support including training, installation assistance and spare parts. Thermwood even offers a service where a used machine is upgraded and rebuilt in Thermwood's facility to near new condition, including a warranty.

Extensive services help make Thermwood equipment more desirable, productive and profitable for our customers and provide an ongoing source of revenue and profits for Thermwood.

Our Corporate Structure
-----------------------
Thermwood's corporate structure, management compensation and employee incentive programs are all based on one word...profit.

The company is divided into two divisions, the Machining Products Division and the Technical Services Division. Each is a profit center, responsible for creating its own individual profit.

Management compensation consists of abnormally low base pay plus a generous bonus based on profitability. If profits are not present, management compensation is substantially less than the same positions in comparable companies. If profits are good, compensation is more than the same positions in comparable companies. We believe this focuses the management team not only on current profits which determine current pay but also on future profitability which will determine future pay.

On the downside, should the company lose money in any month, all salaried employees receive a 20% reduction in base pay for the following month. Not only does this provide a strong incentive but, it reduces operating expenses should a slowdown occur.

Profit incentives also apply to hourly paid employees. Any month the company makes $100,000 or more, all hourly paid employees receive a 5% increase in base pay for the next month. Employees are concerned about expenses because even a few dollars in added expenses may mean the difference between achieving and not achieving the profit goal.


MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS
-----------------------------------------------

Results of Operations
---------------------
Net sales for fiscal year 1995 were $12,314,271, an increase of 23% from fiscal year 1994, and a 14% increase from fiscal year 1993. Backlog increased to $1,860,000 at July 31, 1995 from $1,280,000 at July 31, 1994 and $1,132,000 at July 31, 1993. Management attributes the increased level of sales to lower prices and an increased market share.

Gross profit for fiscal year 1995 was $4,786,237, or 38.9% of net sales. The percentage of current year gross profit to net sales has increased from last year's 35.8% and 20.1% in fiscal year 1993. In the current year, gross profit was positively affected by more efficient production methods due to the discontinuance of building large custom machines. A charge against cost of sales of approximately $130,000 in 1994 and $80,000 in 1995 for recognition of inventory obsolescence and valuation adjustments caused gross profit to decrease by approximately 1.0% for 1994 and less than 1.0% in 1995. Management expects the first quarter of fiscal year 1996 to also reflect higher margins due to generally higher margins on newly designed products and better production efficiency due to a more experienced work force and manufacturing of standard machines. Although management anticipates that gross profit percentages from operations should continue to improve during 1996, no assurance to this effect can be given.

Research and development, marketing, administrative and general expenses were $3,315,904 in fiscal year 1995, compared to $3,036,418 in 1994 and $2,959,976 in 1993. Research and development expenditures aggregating $246,000 in 1995, versus $244,000 in 1994 and $327,000 in 1993 are included in the foregoing amounts. In management's opinion, with its new products and experienced work force the Company can continue to take advantage of the favorable economic conditions.

The major portion of the increased research and development, marketing and administrative and general expenses from 1993 to 1995 was attributable to profit-sharing bonuses paid to employees.

Interest expense for fiscal year 1995 was $294,925, a decrease of $125,800 from 1994 and a decrease of $299,760 from 1993. The current year decrease from prior years is primarily due to the reduction of long-term debt during fiscal year 1994 through conversion to preferred stock.

Fiscal year 1995 net earnings were $2,349,794, compared to net earnings of $208,161 in 1994 and a net loss of $1,360,057 in 1993. A deferred tax benefit of $1,236,000 recognized in 1995 contributed to the increase. This benefit resulted from a reduction in a deferred tax asset valuation allowance based on management's expectation that future earnings will more likely than not allow for realization of deferred tax assets including at least partial utilization of net operating loss carryforwards. Operating income for fiscal year 1995 was $1,470,333 compared to operating income of $542,133 in 1994 and an operating loss of $787,113 in 1993. The increase in operating income in 1995 resulted primarily from increased sales and more efficient production methods on standard machines when compared to the larger custom machines produced in prior years. Additional expenses related to a private financing contributed to the net loss in 1993. Interest expenses were lowered in 1994 due to a reduction in long-term notes payable and capital leases to a related party.

Because of loss carryforwards, there was no federal income tax expense in
1994  or 1993.   The Company has federal income tax net operating loss
carryforwards of approximately $6,902,000 which expire in the years 1997 through 2008. It also has other tax credits of lesser value which appear in Note I of Notes to Financial Statements.

Liquidity and Capital Resources
-------------------------------
At July 31, 1995 the Company's working capital was $2,811,066 compared to $1,706,268 at July 31, 1994. This increase was primarily due to increased profitability including the effects of the deferred tax benefit discussed above. As a result the Company has been able to pay its accounts payable and accrued liabilities in a more timely manner.

Global demilitarization has not had a material impact on the Company's sales of automated industrial equipment. Although the Company sells machines to the aerospace industry, the percentage of the Company's overall sales to this industry has declined over the past three years. During the 1995 fiscal year, the Company's percentage of revenues from sales to this industry was approximately 3% compared with 5% and 12% in 1994 and 1993, respectively.

Management believes that the focus on marketing, sale and manufacture of standard machines has helped margins and profitability despite reduced sales caused by the decision not to produce custom machines and the withdrawal from the aerospace industry.

The Company had a positive cash flow from operating activities for the 1995 fiscal year in the amount of $793,775. Net earnings of $2,349,794, less $1,236,000 of deferred tax benefits for the fiscal year, along with the add back of non-cash expenses such as depreciation and amortization of $329,012, and an increase in customer deposits contributed to a positive cash flow. However, an increase in accounts receivable and payment of accounts payable and other accrued liabilities decreased cash flow from operating activities.

During the 1995 fiscal year, the Company's investing activities were primarily for replacement of production and office equipment. Expenditures for fixed assets in the 1996 fiscal year are also anticipated to be for normal replacements and purchases of labor-saving equipment for production. The Company has no plans for any significant capital expenditures in fiscal year 1996.

Principal payments on lease obligations and long-term debt during the 1995 fiscal year were to a related party and to a leasing company owned by the related party. Cash flows from financing activities included $367,910 of dividend payments on preferred stock to a related party.


STATEMENTS OF OPERATIONS
------------------------

                                            Years Ended July 31
                                   ---------------------------------------
                                      1995          1994          1993
                                   -----------   -----------   -----------
Sales                              $13,828,318   $10,932,467   $11,890,207
 Less commissions                    1,514,047       947,126     1,065,204
                                   -----------   -----------   -----------
Net Sales                           12,314,271     9,985,341    10,825,003

Cost of Sales                        7,528,034     6,406,800     8,652,140
                                   -----------   -----------   -----------
Gross Profit                         4,786,237     3,578,541     2,172,863

Research and development,
 marketing, administrative
 and general expenses                3,315,904     3,036,408     2,959,976
                                   -----------   -----------   -----------
Operating income (loss)              1,470,333       542,133      (787,113)
                                   -----------   -----------   -----------
Other income (expense):
 Interest expense - related party       (7,791)     (130,277)     (378,706)
 Interest expense - other             (287,134)     (290,448)     (215,979)
 Other                                 (35,614)       14,738       (12,440)
                                   -----------   -----------   -----------
  Net other income (expense)          (330,539)     (405,987)     (607,125)
                                   -----------   -----------   -----------
Earnings (loss) from continuing
 operations, before income taxes
 and extraordinary loss              1,139,794       136,146    (1,394,238)
Income tax benefit                   1,210,000            --            --
                                   -----------   -----------   -----------
Earnings (loss) from continuing
 operations before
 extraordinary loss                  2,349,794       136,146    (1,394,238)
                                   -----------   -----------   -----------
Discontinued operations:
 Gain on sale                               --            --       268,107
 Earnings from operations, net              --        72,015        17,074
                                   -----------   -----------   -----------
 Earnings from discontinued
  operations                                --        72,015       285,181
                                   -----------   -----------   -----------
Earnings (loss) before
 extraordinary loss                  2,349,794       208,161    (1,109,057)
Extraordinary loss on
 extinguishment of debt                     --            --      (251,000)
                                   -----------   -----------   -----------
    Net earnings (loss)            $ 2,349,794   $   208,161   $(1,360,057)
                                   ===========   ===========   ===========
Earnings (loss) per common and
 common equivalent share:
  Primary:
   Continuing operations           $      0.38   $     (0.01)  $     (0.28)
   Discontinued operations                  --          0.01          0.06
   Extraordinary loss                       --            --         (0.05)
                                   -----------   -----------   -----------
    Net earnings (loss) per share  $      0.38   $      0.00   $     (0.27)
                                   ===========   ===========   ===========
  Assuming full dilution:
   Continuing operations           $      0.30   $     (0.01)  $     (0.28)
   Discontinued operations                  --          0.01          0.06
   Extraordinary loss                       --            --         (0.05)
                                   -----------   -----------   -----------
    Net earnings (loss) per share  $      0.30   $      0.00   $     (0.27)
                                   ===========   ===========   ===========
Weighted average number of shares:
   Primary                           5,187,152     5,149,546     5,053,713
   Assuming full dilution            7,257,152     5,149,546     5,053,713

See accompanying notes to financial statements.


BALANCE SHEETS
--------------

                                Assets
                                ------
                                                      July 31
                                            ---------------------------
                                               1995             1994
                                            -----------      ----------
Current Assets
--------------
 Cash                                       $    10,544      $    9,707
 Accounts receivable, less allowances
  for doubtful accounts ($16,000 for
  1995 and $25,000 for 1994)                  1,181,599         681,347
 Inventories                                  3,008,947       2,844,057
 Deferred income taxes                          454,000              --
 Prepaid expenses                               375,165         271,383
                                            -----------      ----------
   Total Current Assets                       5,030,255       3,806,494
   --------------------                     -----------      ----------
Property and Equipment
----------------------
 Land                                            73,260          73,260
 Buildings and improvements                   1,171,778       1,151,101
 Furniture and equipment                      2,069,774       1,874,508
 Construction in progress                       121,535              --
  Less accumulated depreciation and
  amortization                               (1,933,370)     (1,688,593)
                                            -----------      ----------

   Net Property and Equipment                 1,502,977       1,410,276
   --------------------------               -----------      ----------
Other Assets
------------
 Patents, trademarks and other                  123,563          99,139
 Bond issuance costs less
  accumulated amortization                       88,298         101,656
 Deferred income taxes                          782,000              --
                                            -----------      ----------
   Total Other Assets                           993,861         200,795
   ------------------                       -----------      ----------
Total Assets                               $  7,527,093    $  5,417,565
------------                               ============    ============







                   Liabilities and Shareholders' Equity

                                                      July 31
                                            ---------------------------
                                               1995             1994
                                            ----------       ----------
Current Liabilities
-------------------
 Accounts payable                           $  792,544       $   928,834
 Accrued compensation and payroll taxes        379,839           257,812
 Customer deposits                             642,359           369,205
 Other accrued liabilities                     372,849           473,560
 Current portions of:
  Capital lease obligations                      5,450            13,718
  Capital lease obligations - related party     26,148            57,097
                                            ----------       -----------
   Total Current Liabilities                 2,219,189         2,100,226
   -------------------------                ----------       -----------
Long-Term Liabilities, Less Current Portion
-------------------------------------------
 Capital lease obligations                      21,738             1,211
 Capital lease obligations - related party          --            26,148
 Bonds payable, net of unamortized discount
  of $221,316 for 1995 and $235,618
  for 1994                                   1,848,684         1,834,382
                                            ----------       -----------
   Total Long-Term Liabilities               1,870,422         1,861,741
   ---------------------------              ----------       -----------
Shareholders' Equity
--------------------
 Preferred stock, no par value,
  2,000,000 shares authorized,
  1,000,000 shares issued and
  outstanding                                3,437,120         3,437,120
 Common stock, no par value,
  20,000,000 shares authorized,
  5,149,546 shares issued and
  outstanding                                8,988,897         8,988,897
 Accumulated deficit                        (8,988,535)      (10,970,419)
                                            ----------       -----------
   Total Shareholders' Equity                3,437,482         1,455,598
   --------------------------               ----------       -----------
Total Liabilities and Shareholders'
 Equity                                     $7,527,093       $ 5,417,565
----------------------------------          ==========       ===========

See accompanying notes to financial statements.





STATEMENTS OF SHAREHOLDERS' EQUITY
----------------------------------

                Years ended July 31, 1995, 1994 and 1993

                        Preferred Stock       Common Stock
                      ------------------- --------------------
                                                               Accumulated
                       Shares    Amount     Shares    Amount    (Deficit)
                     --------- ---------- --------- ---------- -----------
Balances at July 31,
 1992                       -- $       -- 4,862,046 $8,701,397 $(9,613,579)

 Issuance of common
  stock in connection
  with private
  placement                 --         --   287,500    287,500         --

 Net loss                   --         --        --         --  (1,360,057)
                     --------- ---------- --------- ---------- -----------

Balances at July 31,
 1993                       --         -- 5,149,546  8,988,897 (10,973,636)

 Issuance of
  preferred stock    1,000,000  3,437,120        --         --          --

 Preferred dividends
  paid                      --         --        --         --    (204,944)

 Net earnings               --         --        --         --     208,161
                     --------- ---------- --------- ---------- -----------
Balances at July 31,
 1994                1,000,000  3,437,120 5,149,546  8,988,897 (10,970,419)

 Preferred dividends
  paid                      --         --        --         --    (367,910)

 Net earnings               --         --        --         --   2,349,794
                     --------- ---------- --------- ---------- -----------
Balances at July 31,
 1995                1,000,000 $3,437,120 5,149,546 $8,988,897 $(8,988,535)
                     ========= ========== ========= ========== ===========

See accompanying notes to financial statements.







STATEMENTS OF CASH FLOWS
------------------------

                                         Years Ended July 31
                               -------------------------------------------
                                   1995           1994            1993
                               ------------   ------------    ------------
Cash Flows From Operating
 Activities:
Net earnings (loss)            $  2,349,794   $    208,161    $(1,360,057)
Adjustments to reconcile net
  earnings (loss) to net cash
  provided  (used) by operating
  activities:
 Depreciation and amortization      329,012        292,727        263,071
 Private placement discount              --             --        345,000
 Provision for inventories           80,000        130,000        100,000
 Gain on sale of discontinued
  operations                             --             --       (268,107)
 Gain on disposal of property
  and equipment                      (1,850)       (17,500)            --
 Deferred income taxes           (1,236,000)            --             --
 Changes in operating assets
  and liabilities:
   Accounts receivable             (500,252)       629,479       (186,325)
   Inventories                     (244,890)      (135,740)       189,723
   Prepaid expenses and
    other assets                   (140,219)        47,261       (129,016)
   Accounts payable and other
    accrued expenses               (114,974)      (724,399)        43,665
   Accrued interest -
    related party                        --             --        (74,288)
   Customer deposits                273,154        (96,890)      (388,885)
                                -----------   ------------    -----------
Net cash provided (used) by
 operating activities               793,775        333,099     (1,465,219)
                                -----------   ------------    -----------
Cash Flows From Investing
Activities:
Proceeds from sale of equipment       1,850         45,985             --
Purchases of property and
 equipment                         (350,111)      (154,753)      (187,565)
Proceeds from sale of
 discontinued operations                 --             --        495,000
                                -----------   ------------    -----------
Net cash provided (used)
 by investing activities           (348,261)      (108,768)       307,435
                                -----------   ------------    -----------
Cash Flows From Financing
Activities:
Principal payments on
 notes payable, lease
 obligations and long-term debt     (76,767)       (86,760)      (193,412)
Increase in related party debt           --         51,046             --
Net proceeds of private
 placement                               --             --        230,000
Payment of notes from private
 placement                               --             --       (575,000)
Net proceeds from bonds issued           --             --      1,720,550
Payment of dividends on
 preferred stock                   (367,910)      (204,944)            --
                                -----------   ------------    -----------
Net cash provided (used) by
 financing activities              (444,677)      (240,658)     1,182,138
                                -----------   ------------    -----------
Increase (decrease) in cash             837        (16,327)        24,354

Cash at beginning of year             9,707         26,034          1,680
                                -----------   ------------    -----------
Cash at end of year             $    10,544   $      9,707    $    26,034
                                ===========   ============    ===========

See accompanying notes to financial statements.




NOTES TO FINANCIAL STATEMENTS
-----------------------------

NOTE A -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
-----------------------------------------------------
General:
--------
The Company operates within a single business segment called industrial automation equipment, and manufactures high technology machining systems and industrial robots. The Company sells its products primarily through the assistance of dealer networks established throughout the United States. The Company's machining systems and industrial robots are utilized principally in the woodworking, plastics and boating industries.

Revenues and Warranties:
------------------------
The manufacturing process may extend over several months and advance cash deposits are normally required from customers. Sales are recorded when machines are shipped or when billed for inspected machines being held for future delivery at a customer's request. Estimated costs of product warranties are charged to cost of sales at the time of sale.

Inventories:
------------
Inventories are stated at the lower of cost (first-in, first-out method) or market.

Property and Equipment:
-----------------------
Property and equipment are recorded at cost for assets purchased and at the present value of minimum lease payments for assets acquired under capital leases. Depreciation and amortization are computed by the straight-line method over the estimated useful lives of the assets, as shown below :

            Buildings and improvements        10 to 30 years
            Equipment                          3 to 10 years

Depreciation expense for 1995, 1994 and 1993 was $289,339, $283,566, and $277,735, respectively.

Research and Development:
-------------------------
Research and development costs are expensed as incurred. Expenditures for research and development were approximately $246,000, $244,000 and $327,000 during 1995, 1994 and 1993, respectively.

Customer Deposits:
------------------
Customer deposits are recorded as a current liability with no offset against costs incurred on work-in-process. As of July 31, 1995, substantially all of the deposits had no incurred work-in-process cost.

Earnings (Loss) Per Share:
--------------------------
Primary earnings per common and common equivalent share is based on net earnings less preferred stock dividend requirements and the weighted average number of common shares outstanding adjusted for the incremental shares attributed to dilutive stock options and warrants using the treasury stock method.

Earnings per share assuming full dilution for 1995 is determined by dividing net earnings attributable to common shareholders plus interest and amortization expense (net of income taxes) related to convertible debentures by the sum of the weighted average number of common shares outstanding and the incremental shares attributed to dilutive common stock equivalents and the assumed conversion of the convertible debentures.

In 1994 and 1993, shares contingently issuable in connection with the stock options and warrants and convertible debentures have been excluded as their impact on earnings (loss) per share would not be dilutive.

Discontinued Operations:
------------------------
During 1993 the Company sold its avionics equipment business known as Digital Sky, including the related software, technical data, patents and trademarks. Under the sale agreement, the Company was permitted to continue to market products of the avionics equipment business through January 1994, and thereafter may only service products which were previously sold by the Company. In 1993 the Company recognized a gain of $268,000 upon the sale of this segment. The results of the avionics equipment business operations have been reported separately in the accompanying statements of operations as a discontinued operation.

Income Taxes:
-------------

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement amounts for assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates which apply to taxable income in the years in which those temporary differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period the change is enacted. A valuation allowance is provided when it is more likely than not that some portion or all of net deferred tax assets will not be realized.

Reclassifications:
------------------
Certain amounts presented in prior years' financial statements have been reclassified to conform to the current year presentation.


NOTE B -- INVENTORIES:
----------------------

Inventories at July 31 consist of:
                                          1995                   1994
                                       ----------             ----------
Finished goods                         $  260,737             $   72,368
Work-in-process                           995,106              1,273,080
Raw materials                           1,753,104              1,498,609
                                       ----------             ----------
                                       $3,008,947             $2,844,057
                                       ==========             ==========

Inventories have been reduced by approximately $260,000 and $330,000 as of July 31, 1995 and 1994, respectively, to reflect valuation and obsolescence adjustments.


NOTE C -- LEASES:
-----------------
The Company has leased its production facilities and certain equipment, primarily from related parties. Amounts included in property and equipment at July 31 relating to capital leases are as follows:

                                          1995                   1994
                                       ----------            ----------
Land                                   $   73,260            $   73,260
Building and improvements               1,171,778             1,151,101
Furniture and equipment                   266,929               359,318
                                       ----------            ----------

                                        1,511,967             1,583,679
Less accumulated amortization            (656,178)             (658,139)
                                       ----------            ----------
                                       $  855,789            $  925,540
                                       ==========            ==========

Future minimum lease payments as of July 31, 1995 for all capital leases are as follows:

                                       Capital               Operating
Years ending July 31:                  Leases                Leases
                                       -------               ---------
                      1996             $35,954               $12,564
                      1997               8,916                12,564
                      1998               8,916                12,564
                      1999               8,916                12,564
                                       -------               -------
Total minimum lease payments            62,702               $50,256
                                                             =======
Less amount representing interest
 (principally at 12% - 15%)             (9,366)
                                       -------
Present value of net minimum lease
 payments                              $53,336
                                       =======

Total operating lease expense for 1995, 1994, and 1993 was $18,315, $5,216, and $10,041, respectively.


NOTE D -- BONDS PAYABLE:
------------------------
In 1993 the Company completed a public offering of 2,070 units totaling $2,070,000. Each unit consisted of one Convertible Debenture in the principal amount of $1,000, bearing interest at 12% per year, and 500 Redeemable Warrants. The bonds were issued at a discount of $254,573 which is being amortized using the interest method. The Debentures, which mature in February 2003, are convertible, unless previously redeemed, into shares of the Company's common stock at a price of $1.00 per share, subject to anti-dilutive adjustments. Interest is payable quarterly. The Company may, on 30 days written notice, and with the approval of the underwriter of the public offering, redeem the Debentures, in whole or in part, if the closing price of the Company's common stock for the immediately preceding 30 consecutive trading days equals or exceeds $2.50 per share. The redemption price will be 105% plus accrued interest through the date of redemption.

Each Warrant entitles the holder to purchase one share of common stock at a price of $3.00 per share, subject to anti-dilutive adjustments, through February 1996. The Company may, on 30 days notice, and with approval of the Underwriter, redeem all of the Warrants for $0.05 per Warrant if the per share closing price of the Company's common stock for the immediately preceding 20 consecutive trading days equals or exceeds 150% of the then Warrant exercise price.


NOTE E -- COMMON  STOCK OPTIONS:
--------------------------------
The Company has both a qualified and a nonqualified stock option plan. The Company reserved 400,000 shares of common stock for issuance under the qualified plan. Options to purchase 175,000 of the shares have been granted, all of which were exercisable as of July 31, 1995. These options must be exercised within ten years of the grant date.

The nonqualified plan provides for the issuance of options to purchase up to 350,000 shares of common stock of which options to purchase 200,000 shares were outstanding and exercisable as of July 31, 1995.

Other options to purchase 660,000 shares have been granted by the Board of Directors, all of which were exercisable as of July 31, 1995. An option to purchase 600,000 of these shares was granted to the President of the Company. The option extends through October 18, 1997 and permits the purchase of 200,000 shares at $5.00 per share, 200,000 at $7.50 per share, and 200,000 at $10.00 per share. An option for 30,000 shares was granted to the law firm of Lalos and Keegan at $1.00 per share, is currently exercisable and extends through May 22, 1996. A 30,000 share option was granted to an employee at $1.00 per share and is exercisable through October 1997.

A summary of common stock options for the years ended July 31 follows:

                      1995                1994                1993
               ------------------- ------------------- -------------------
                          Option              Option              Option
                Shares    Price     Shares    Price     Shares    Price
               --------- --------- --------- --------- --------- ---------
Outstanding
at beginning
of year        1,044,750 $ 1.00 to 1,076,750 $ 1.00 to 1,131,750 $ 1.00 to
                         $10.00              $10.00              $10.00

Granted               --     --       10,000 $ 1.00           --     --

Cancelled/
expired            9,750 $ 1.00 to    42,000 $ 1.00 to    55,000 $ 1.00 to
                         $ 5.00              $ 5.00              $ 5.00

Exercised             --     --           --    --            --     --
               --------- --------- --------- --------- --------- ---------

Outstanding at           $ 1.00 to           $ 1.00 to           $ 1.00 to
end of year    1,035,000 $10.00    1,044,750 $10.00    1,076,750 $10.00
               ========= ========= ========= ========= ========= =========
Exercisable at
end of year    1,035,000           1,034,750           1,056,750
               =========           =========           =========
Average
exercise price           $ 4.84              $ 4.85              $ 4.79
                         =========           =========           =========


NOTE F -- SHAREHOLDERS' EQUITY:
-------------------------------
The Company is authorized to issue 2,000,000 shares of non-voting preferred stock, no par value, of which 1,000,000 shares were issued and outstanding as Series A Preferred Stock at July 31, 1995. All of these shares were issued to a director/shareholder in a conversion of debt transaction (Notes G and H). The holders of Series A Preferred Stock are entitled to receive cumulative cash dividends out of the net profits of the Company at the rate of thirty-four cents ($0.34) per share per annum, payable monthly in equal installments within the first fifteen days of each month for the preceding month as directed by the Board of Directors of the Company. The Company has the right in its sole discretion to redeem the stock at any time at $3.40 per share. In the event of the liquidation of the Company, the holders of the Series A Preferred Stock are entitled to receive $3.40 per share plus any unpaid cumulative and current dividends before payment to holders of shares of the Company's common stock.

On November 30, 1992, the Company entered into a private placement financing arrangement wherein each unit issued consisted of one $10,000 note and 5,000 shares of restricted common stock. The notes were repaid on March 1, 1993. As a result of this arrangement, the number of common shares outstanding was increased by 287,500 shares. Proceeds from the private placement, net of $57,500 underwriting costs, were allocated to common stock ($287,500) and the notes ($230,000). The amount allocated to common stock was based on the fair value of the common stock on the date of issuance. Amounts allocated to common stock and underwriting costs were reflected as a discount on the notes. Upon repayment of the notes on March 1, 1993, the unamortized discount of $251,000 was charged to operations as an extraordinary loss.

NOTE G -- RELATED PARTY TRANSACTIONS:
-------------------------------------
Interest expense incurred on debt represented by a line of credit payable to a director/shareholder totaled $41,117 during 1994 and $127,278 during 1993. There was no interest expense incurred on this debt during 1995. The Company also had an unsecured promissory note to this director and had an unsecured promissory note to a leasing company owned by this director. Interest expense incurred on the promissory notes totaled $9,256 during 1994 and $19,242 during 1993. There was no interest on this promissory note during 1995. The line of credit and the promissory note were converted to Series A Preferred Stock on November 18, 1993 (Note H).

The Company also has various capitalized lease agreements with this director and a leasing company owned by this director. The Company leased land, building and improvements from the director. Total payments made during 1994 and 1993 relating to this lease amounted to $19,353 and $290,310, respectively. Interest expense relating to this lease aggregated
$64,940 and $193,987 during 1994 and 1993, respectively.   There were no
payments or interest relating to this lease during 1995.   The net book
value of these leased assets was $749,830 and $778,830 at July 31, 1995 and 1994, respectively. During fiscal year 1994 the capital lease obligation relating to land, building and improvements was converted to preferred stock (Note H).

The Company additionally leases equipment, leasehold improvements and demonstration and manufacturing equipment from the leasing company. In fiscal year 1991 the Company sold and leased-back from the leasing company a machine that it is using as demonstration equipment in its Dale, Indiana plant. The selling price of the machine was $170,000. There was no gain or loss recognized on this transaction because the machine was valued at manufactured cost. Total payments made during 1995, 1994 and 1993 relating to these leases amounted to $64,888, $89,442, and $70,748, respectively, of which $7,791, $21,386, and $21,475, respectively, represent interest. The lease obligation as of July 31, 1995 and 1994 was $26,148 and $83,245, respectively.

Director and shareholder - A director and shareholder is a partner in the law firm retained as the Company's outside counsel. Total expenses for legal services from the firm were $93,929, $101,599, and $76,694 for 1995, 1994, and 1993, respectively. The Company had $27,768 and $68,818 in accounts payable at July 31, 1995 and 1994, respectively, relating to legal services.

President and secretary - The president and secretary of the Company who are husband and wife and are also directors of the Company, are the owners of a dealership which leases office space from the Company. The Company primarily sells its machines directly to the purchaser within this dealer's region; however, sales may also be made directly to the dealer who in turn sells the machine to the purchaser. The agreement between the Company and the dealer is a standard agreement similar to other dealer agreements entered into by the Company.

Rent income from the dealership was $7,200 each year for 1995, 1994 and
1993.    Sales commissions of $578,298, $309,509, and $301,114 were paid to the dealership during 1995, 1994, and 1993, respectively, for assisting in effecting sales. The Company had no sales to the dealership in 1995, 1994, or 1993.

NOTE H -- RELATED PARTY - DEBT RESTRUCTURING:
---------------------------------------------
On November 18, 1993, the Company entered into an agreement with its major creditor, who is also a director/shareholder, under which the creditor converted approximately $3.4 million in long-term debt (including amounts due under capital leases) to 1,000,000 shares of the Company's Series A Preferred Stock (Note F).

NOTE I -- INCOME TAXES:
-----------------------
The provisions for income taxes for the years ended July 31 consist of:

                                 1995            1994            1993
                              ----------      ----------     ------------
Federal:
 Currently payable            $  (26,000)     $       --     $         --
 Deferred benefit              1,136,000              --               --
                              ----------      ----------     ------------
                               1,110,000              --               --
                              ----------      ----------     ------------
State:
 Currently payable                    --              --               --
 Deferred benefit                100,000              --               --
                              ----------      ----------     ------------
                                 100,000              --               --
                              ----------      ----------     ------------
Total income tax benefit      $1,210,000      $       --     $         --
                              ----------      ----------     ------------

A reconciliation of expected income taxes using an effective combined state and federal income tax rate of 37% and actual income taxes for the years ended July 31 follows:

                                 1995            1994            1993
                              ----------      ---------      -----------
Net earnings (loss)
 before income taxes          $1,139,794      $ 208,161      $(1,360,057)

Expected income tax
 (expense) benefit            $ (422,000)     $ (77,000)     $   503,000
Carryforward of net
 operating loss                       --             --         (387,000)
Utilization of net operating
 loss carryforward               474,000         90,000               --
Reduction in deferred tax
 asset valuation allowance     1,163,000             --               --
Effect of non-deductible
 items:
  Loss on extinguishment
   of debt and related
   discount amortization              --             --         (106,000)
  Meals and entertainment         (9,000)        (5,000)          (7,000)
  Governmental assessments            --         (8,000)          (3,000)
Other                              4,000             --               --
                              ----------      ---------      -----------
   Totals                     $1,210,000      $      --      $        --
                              ==========      =========      ===========

The tax effects of significant temporary differences represented by deferred tax assets and deferred tax liabilities at July 31 are as follows:

Deferred tax assets:                   1995               1994
                                   ------------       -------------
Inventory valuation                $    204,000       $     209,000
Warranty reserves                        64,000              78,000
Other                                    89,000              32,000
Net operating loss carryforwards      2,554,000           3,028,000
                                   ------------       -------------
                                      2,911,000           3,347,000
Less valuation allowance             (1,480,000)         (3,117,000)
                                   ------------       -------------
   Deferred tax asset                 1,431,000             230,000
                                   ------------       -------------
Deferred tax liability:
   Property and equipment               195,000             230,000
                                   ------------       -------------
   Net deferred tax asset          $  1,236,000       $          --
                                   ============       =============

During the fourth quarter of the year ended July 31, 1995, management determined that future earnings would more likely than not be sufficient for realization of deferred tax assets including at least partial utilization of net operating loss carryforwards based on the Company's recent history of operating earnings and expectations for the future.

At July 31, 1995, the Company had the following carryforwards for tax purposes:

Operating loss carryforwards expiring in 1997 - 2008     $6,902,000
General business credits expiring in 1995 - 2000         $  183,000

The amount of such loss carryforwards and other credits available for utilization in any future year could be limited in the event of a change in ownership as defined by income tax laws.












NOTE J -- ADDITIONAL INFORMATION:
---------------------------------
Other accrued liabilities at July 31 consisted of:

                                        1995                 1994
                                      --------            --------
Property and income taxes             $ 39,646            $117,719
Accrued warranties                     173,803             211,628
Other                                  159,400             144,213
                                      --------            --------
  Totals                              $372,849            $473,560
                                      ========            ========

Cash Flow Information:
----------------------
The Company paid cash for interest in the amount of $280,123, $408,067 and $536,606 during 1995, 1994 and 1993, respectively. There was no cash paid for income taxes during 1994 and 1993. During 1995, $35,000 was paid for income taxes.

Non-cash Investing and Financing Activities:
--------------------------------------------
During 1994 the Company converted $3,437,120 of related party notes payable and capital lease obligations to preferred stock (Notes G and H). During 1995 the Company entered into a lease for office equipment with an unrelated party and incurred a capital lease obligation of $31,929. During 1993 the Company entered into a lease for computer equipment with an unrelated party and incurred a capital lease obligation of $42,425.


NOTE K -- PENSION AND PROFIT SHARING PLAN:
------------------------------------------
The Company has a deferred income 40l(k) savings plan for its employees. The Company matches 25% of employee contributions up to 3% of each employee's wages. Pension expense for 1995, 1994 and 1993 amounted to $18,588, $18,633 and $16,915, respectively. The Company also has a management profit sharing plan. Profit sharing expense amounted to $423,037 for 1995 and $139,012 for 1994. There was no profit sharing expense in 1993.


INDEPENDENT AUDITORS' REPORT
----------------------------
To the Shareholders and Board of Directors
Thermwood Corporation:

We have audited the accompanying balance sheets of Thermwood Corporation as of July 31, 1995 and 1994, and the related statements of operations, shareholders' equity and cash flows for each of the years in the three-year period ended July 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in financial statements. An audit also includes assessing the accounting principals used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Thermwood Corporation as of July 31, 1995 and 1994, and the results of its operations and its cash flows for each of the years in the three-year period ended July 31, 1995, in conformity with generally accepted accounting principles.

KPMG Peat Marwick LLP
Indianapolis, Indiana
September 8, 1995


MANAGEMENT
----------
Directors
---------
Kenneth J. Susnjara
Chairman of the Board
Thermwood Corporation

Linda S. Susnjara
President, Automation Associates, Inc.
Machinery Distributor

Peter N. Lalos*
Senior Partner
Lalos & Keegan

Edgar C. Mulzer*
Chairman of the Board
Dale State Bank

Lee Ray Olinger*
Chairman of the Board
First Bank of Huntingburg

* Members of the Audit Committee,
  Compensation Committee and
  Incentive Stock Option Committee





Officers
--------
Kenneth J. Susnjara
President

Linda S. Susnjara
Secretary

Rebecca F. Fuller
Treasurer

Michael P. Hardesty
Vice President of Engineering

David J. Hildenbrand
Vice President of Sales

Richard A. Kasten
Vice President of Technical Services

Stockholder Information
-----------------------
Corporate Office
Thermwood Corporation
Old Buffaloville Road
P.O.Box 436
Dale, Indiana 47523
812 937-4476

Transfer Agent and Registrar
The American Stock Transfer & Trust Company
99 Wall Street
New York, New York 10005

Auditors
--------
KPMG Peat Marwick LLP
Certified Public Accountants
2400 First Indiana Plaza
135 N. Pennsylvania St.
Indianapolis, Indiana 46204-2452

Legal Service
-------------
Lalos & Keegan
1146 19th Street, N.W.
Washington, D.C. 20036-3703

Form 10-K
---------
Copies of Form 10-K, the Company's Annual Report to the Securities and Exchange Commission, may be obtained without charge upon written request from Thermwood at its corporate office. Requests should be directed to the Treasurer's office.

Annual Meeting
--------------
The Annual Meeting of Thermwood Corporation will be held on Thursday, December 14, 1995 at 9:00 AM., Dale, Indiana Time, in the Company's Corporate Office.